June 8, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mr. Amit Pande
Assistant Chief Accountant
Washington, D.C. 20549

         Re: Comment Letter of Securities and Exchange Commission BOK Financial Corporation
              Form 10-K for Fiscal Year Ended December 31, 2005
              Forms 10-Q for Quarter Ended March 31, 2006
              File No. 000-19341

Dear Mr. Pande:

In your letter dated May 25, 2006 (the "Comment Letter") you provided BOK Financial Corporation (the "Company") with the following comment:

         Form 10-K for the Fiscal Year Ended December 31, 2005

         Independent Accountant Reports

          1. Please include revised reports from your independent public accountant both on your consolidated financial statements and effectiveness of internal control over financial reporting to correctly cross reference the March 10, 2006 report dates. Currently, the last paragraph of each report refers to a March 1, 2006 report date.

In response to this comment, the Company has revised the date in the above referenced reports, received a new consent from its auditors for the inclusion of the revised reports, and is herewith filing an amended form 10-K on form 10-K/A.

There were no other comments contained in the Comment Letter.

In addition to providing the above response, the Company hereby acknowledges the following:

          i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, or need additional information, please contact myself at the contacts provided above or Tamara Wagman, counsel for the Company, at (918) 583-9958. Thank you.


Sincerely,

/s/ Steven E. Nell

Steven E. Nell
Executive Vice President
Chief Financial Officer